

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2022

Rostislav Raykov
Chief Executive Officer
Fennec Pharmaceuticals Inc.
PO Box 13628, 68 TW Alexander Drive
Research Triangle Park, NC 27709

   Re: Fennec Pharmaceuticals Inc.
     Registration Statement on Form S-3
     Filed December 1, 2022
     File No. 333-268632

Dear Rostislav Raykov:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Joshua Gorsky at 202-551-7836 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Garett Sleichter, Esq.